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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PLAINS EXPLORATION & PRODUCTION COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

726505100

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 726505100			Page 2 of 8

1.	Name of Reporting Person: (A) KAYNE ANDERSON CAPITAL ADVISORS, L.P. (B) RICHARD A. KAYNE		I.R.S. Identification Nos. of above persons (entities only): 95-4486379 ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: (A) IS A CALIFORNIA LIMITED PARTNERSHIP (B) IS A U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: (A) 0 (B) 137,626

		6.	Shared Voting Power: (A) 1,222,900 (B) 1,222,900

		7.	Sole Dispositive Power: (A) 0 (B) 137,626

		8.	Shared Dispositive Power: (A) 1,222,900 (B) 1,222,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: (A) 1,222,900 (B) 1,360,526

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): (A) 3.0 (B) 3.4%

12.	Type of Reporting Person: (A) IA (B) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

United States
Securities and Exchange Commission

Schedule 13G

Item 1.	(a)	Issuer:	Plains Exploration & Production Company
	(b)	Address:	500 Dallas Street,
Suite 700
Houston, TX 77002

Item 2.	(a)	Filing Persons:	Kayne Anderson	Richard A. Kayne
Capital Advisors, L.P.

	(b)	Addresses:	1800 Avenue of the Stars,	1800 Avenue of the Stars,
			Second Floor	Second Floor
			Los Angeles, CA 90067	Los Angeles, CA 90067

	(c)	Citizenship:	Kayne Anderson Capital Advisors, L.P. is a California limited partnership Richard A. Kayne is a U.S. Citizen

	(d)	Title of Class of Services:	Common Stock

	(e)	Cusip Number:	726505100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(e)	Kayne Anderson Capital Advisors, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Kayne Anderson Capital Advisors, L.P.

• Managed Investment Limited Partnerships	1,208,433
• Other Managed Accounts	14,467
• Richard A. Kayne	137,626

Total	1,360,526

(b)	Percent of Class:	3.4%

United States
Securities and Exchange Commission

Schedule 13G

Plains Exploration & Production Company (Issuer)
**************************

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

United States
Securities and Exchange Commission

Schedule 13G

Plains Exploration & Production Company (Issuer)
**************************

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004 Date

/S/ RICHARD A. KAYNE Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:     Kayne Anderson Investment Management, Inc.

By:	/S/ DAVID J. SHLADOVSKY

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

February 12, 2004 Date

/S/ RICHARD A. KAYNE Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:     Kayne Anderson Investment Management, Inc.

By:	/S/ DAVID J. SHLADOVSKY

David J. Shladovsky, Secretary

United States
Securities and Exchange Commission

Schedule 13G
(cover page)
Plains Exploration & Production Company (Issuer)
**************************

Box 9.	The reported shares are owned by investment accounts (including five investment limited partnerships and one 401(k) plan) managed, with discretion to purchase or sell securities, by Kayne Anderson Capital Advisors, L.P., a registered investment adviser.

Kayne Anderson Capital Advisors, L.P. is the general partner of the limited partnerships. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships and by virtue of his indirect interest in the interest of Kayne Anderson Capital Advisors, L.P. in the limited partnerships.

UNDERTAKING

The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Plains Exploration & Production Company.

Dated: February 12, 2004

/S/ RICHARD A. KAYNE Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:     Kayne Anderson Investment Management, Inc.

By:	/S/ DAVID J. SHLADOVSKY

David J. Shladovsky, Secretary